Pricing supplement no. 492
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 144-A-IV dated January 29, 2010*

Registration Statement No. 333-155535
Dated March 9, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**$1,240,000** **Single Review Notes Linked to the iShares® MSCI EAFE Index Fund due June 14, 2011**

General

- The notes are designed for investors who seek a fixed return of 16.40% at maturity if, on the Review Date, the iShares® MSCI EAFE Index Fund is at or above the Trigger Price. If the notes are not automatically called, investors should be willing to lose some or all of their principal if the Final Share Price declines from the Initial Share Price by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment at maturity if the notes are automatically called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 14, 2011[†]
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on March 9, 2010 and are expected to settle on or about March 12, 2010.

Key Terms

Index Fund:	iShares® MSCI EAFE Index Fund (the "Index Fund"). For additional information about the iShares® MSCI EAFE Index Fund, see Appendix A to this term sheet.
Automatic Call:	If the closing price of one share of the Index Fund on the Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment as described below.
Trigger Price:	100% of the Initial Share Price
Payment if Called:	If the notes are automatically called, on the Maturity Date, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $164.00 (or 16.40% x $1,000).
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the closing price of one share of the Index Fund. If the Final Share Price has declined by up to 10% from the Initial Share Price, you will receive the principal amount of your notes at maturity. If the Final Share Price declines from the Initial Share Price by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Final Share Price declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{Share Return} + 10\%) \times 1.1111]$$ *Assuming the notes are not automatically called, if the Final Share Price declines from the Initial Share Price by more than 10%, you will lose some or all of your investment at maturity.*
Buffer:	10%
Downside Leverage Factor:	1.1111
Share Return:	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $54.84, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Review Date
Share Adjustment Factor:	Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement 144-A-IV for further information about these adjustments.
Review Date:	June 9, 2011[†]
Maturity Date:	June 14, 2011[†]
CUSIP:	48124AKA4

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 144-A-IV.

Investing in the Single Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 144-A-IV and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$7.00	$993.00
Total	$1,240,000	$8,680	$1,231,320

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $7.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $0.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-56 of the accompanying product supplement no. 144-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 9, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 144-A-IV dated January 29, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 144-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 144-A-IV dated January 29, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000320/e37642_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the closing price of one share of the Index Fund is greater than or equal to the Trigger Price on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $164.00 (or 16.40% x $1,000). Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called, payment at maturity of the principal amount of the notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to 10%. If the Final Share Price declines by more than 10%, for every 1% decline of the Final Share Price beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION OF THE iSHARES® MSCI EAFE INDEX FUND** — The return on the notes is linked to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index, which we refer to as the Underlying Index. The Underlying Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information about the Index Fund, see Appendix A to this term sheet.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 144-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 144-A-IV dated January 29, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called and the Final Share Price declines by more than 10%, as compared to the Initial Share Price, you will lose 1.1111% of your principal at maturity for every 1% decline in the Final Share Price, as compared to the Initial Share Price, beyond the 10% buffer. Accordingly, you could lose some or all of your investment.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium of 16.40%, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the notes could be higher than on the Review Date, you may receive a lower payment at maturity than you would have if you had invested directly in the Index Fund.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of its investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the Index Fund. For example, BFA may invest up to 10% of the Index Fund's assets to be invested in securities not in the Underlying Index but which BFA believes will help the Index Fund track the Underlying Index, futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate and may hold securities not included in the Underlying Index, and the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NON-U.S. SECURITIES RISK** — The foreign equity securities that comprise the Index Fund have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund. If, taking into account such weighting, the dollar strengthens against the respective component currencies, the value of the applicable Index Fund will be adversely affected and the payment at maturity of the notes may be reduced. Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in the component countries and the United States of America.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the securities composing the Index Fund are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the Review Date for a range of movements in the closing price of one share of the Index Fund as shown under the column "Closing Price Appreciation/Depreciation at Review Date." The following table assumes a Trigger Price equal to a hypothetical Initial Share Price of $55.00. The table reflects that the percentage used to calculate the call price applicable to the Review Date is 16.40%, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant. There will be only one payment on the notes at maturity whether or not the notes are automatically called. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Closing Price	Closing Price Appreciation/ Depreciation at Review Date	Total Return at Review Date
$99.00	80.00%	16.40%
$93.50	70.00%	16.40%
$88.00	60.00%	16.40%
$82.50	50.00%	16.40%
$77.00	40.00%	16.40%
$71.50	30.00%	16.40%
$66.00	20.00%	16.40%
$60.50	10.00%	16.40%
$57.75	5.00%	16.40%
$55.55	1.00%	16.40%
$55.00	0.00%	16.40%
$54.45	-1.00%	0.00%
$52.25	-5.00%	0.00%
$49.50	-10.00%	0.00%
$44.00	-20.00%	-11.11%
$38.50	-30.00%	-22.22%
$33.00	-40.00%	-33.33%
$27.50	-50.00%	-44.44%
$22.00	-60.00%	-55.56%
$16.50	-70.00%	-66.67%
$11.00	-80.00%	-77.78%
$5.50	-90.00%	-88.89%
$0.00	-100.00%	-100.00%

The following examples illustrate how the total returns set forth in the table on the above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $55.00 to a closing price of $60.50 on the Review Date. Because the closing price of one share of the Index Fund on the Review Date of $60.50 is greater than the Trigger Price of $55.00, the notes are automatically called, and the investor receives a single payment of $1,164.00 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $55.00 to a closing price of $49.50 on the Review Date. Because (a) the closing price of one share of the Index Fund on the Review Date of $49.50 is less than the Trigger Price of $55.00 and (b) the Final Share price has not declined by more than 10% from the Initial Share Price, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $55.00 to a closing price of $38.50 on the Review Date. Because (a) the closing price of one share of the Index Fund on the Review Date of $38.50 is less than the Trigger Price of $55.00 and (b) the Final Share Price is more than 10% below the Initial Share Price, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%) \times 1.1111] = \$777.78$$

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly closing price of one share of the Index Fund from January 7, 2005 through March 5, 2010. The closing price of one share of the Index Fund on March 9, 2010 was $54.84. We obtained the closing prices of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 9, 2005. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.



Appendix A

The iShares® MSCI EAFE Index Fund

We have derived all information contained in this term sheet regarding the iShares® MSCI EAFE Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EFA." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA, the iShares® MSCI EAFE Index Fund, please see the Prospectus, dated December 1, 2009 (as supplemented on February 2, 2010). In addition, information about iShares® and the iShares® MSCI EAFE Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective and Strategy

The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The iShares® MSCI EAFE Index Fund holds equity securities traded primarily in certain developed markets. The MSCI EAFE® Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets. For more information about the MSCI EAFE® Index, please see "The MSCI EAFE® Index" below.

As of December 31, 2009, the iShares® MSCI EAFE Index Fund holdings by country consisted of the following 27 countries: Australia, Austria, Belgium, Bermuda, China, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Jersey, Luxembourg, Macau, Mauritius, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. In addition, as of such date, the iShares® MSCI EAFE Index Fund's three largest holdings by country were Japan, the United Kingdom and France. As of February 26, 2010, its three largest equity securities were HSBC Holdings PLC, Nestle SA-REG and BP PLC, and its three largest sectors were financials, industrials and consumer staples.

The iShares® MSCI EAFE Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI EAFE® Index. In addition, the iShares® MSCI EAFE Index Fund may invest up to 10% of its assets in securities not included in the MSCI EAFE® Index but which BFA believes will help the iShares® MSCI EAFE Index Fund track the MSCI EAFE® Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

The iShares® MSCI EAFE Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities included in the MSCI EAFE® Index. The iShares® MSCI EAFE Index Fund invests in a representative sample of securities in the MSCI EAFE® Index, which have a similar investment profile as the MSCI EAFE® Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the iShares® MSCI EAFE Index Fund is an actual investment portfolio. The performance of the iShares® MSCI EAFE Index Fund and the MSCI EAFE® Index will vary somewhat due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI EAFE Index Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI EAFE Index Fund but not to the MSCI EAFE® Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the iShares® MSCI EAFE Index Fund's tracking error will not exceed 5%. The iShares® MSCI EAFE Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the MSCI EAFE® Index.

Industry Concentration Policy

The iShares® MSCI EAFE Index Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the iShares® MSCI EAFE Index Fund will concentrate to approximately the same extent that the MSCI EAFE® Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of February 26, 2010, 99.56% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.06% consisted of cash and 0.38% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI EAFE Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of February 26, 2010

Company	Percentage of Total Holdings
HSBC Holdings PLC	1.95%
Nestle SA-REG	1.78%
BP PLC	1.70%
BHP Billiton LTD	1.27%
Total SA	1.22%
Roche Holding AG-Genusschein	1.21%
Novartis AG-REG	1.21%
Vodafone Group PLC	1.16%
Toyota Motor Corp.	1.13 %
Banco Santander, S.A.	1.07%

Top holdings by sector as of February 26, 2010

Sector	Percentage of Total Holdings
Financials	25.13%
Industrials	11.65%
Consumer Staples	10.21%
Materials	9.99%
Consumer Discretionary	9.70%
Health Care	8.45%
Energy	8.01%
Utilities	5.71%
Telecommunication Services	5.69%
Information Technology	5.02%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI EAFE® Index

We have derived all information contained in this term sheet regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). We make no representation or warranty as to the accuracy or completeness of such information. The MSCI EAFE® Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI EAFE® Index.

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of February 2, 2010, the MSCI EAFE® Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Effective May 2010, Israel will be reclassified as a developed market and will be included in the MSCI EAFE® Index. The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA."

Transition

On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices. The transition of the Standard and Small Cap Indices to the new methodology occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008. The current index calculation methodology used to formulate the MSCI EAFE® Index (the "MSCI Global Investable Market Indices Methodology") was implemented as of June 1, 2008.

Additional Information on the Underlying Index

For more information on the index calculation methodology used to formulate the MSCI EAFE® Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled "The iShares® MSCI Emerging Markets Index Fund" beginning with "Constructing the MSCI Global Investable Market Indices" on page PS-24 of the accompanying product supplement no. 144-A-IV. For the avoidance of doubt, references to the "MSCI Emerging Markets Index" contained in the above-referenced section are replaced with the "MSCI EAFE® Index" for purposes of inclusion in this Appendix A.